Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Real Estate Income Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑207519) on Form S-3D of Inland Real Estate Income Trust, Inc. of our report dated March 15, 2017, with respect to the consolidated balance sheets of Inland Real Estate Income Trust, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule III, which report appears in the December 31, 2016 annual report on Form 10‑K of Inland Real Estate Income Trust, Inc.

/s/ KPMG LLP

Chicago, Illinois
March 15, 2017